                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rules 13e-4, 14a-12 and 14d-2 under the Securities Exchange Act of 1934

                                             Subject Company ARAMARK Corporation
                                                   Commission File No. 333-65228
                                                               November 21, 2001











November 21, 2001



Name

Add1
Add2
Add3

City, State  Zip

Dear Nickname:

This is a very exciting time for ARAMARK and all of our shareholders. As you can imagine, the process of moving from our privately owned environment to public ownership involves many steps. We want to make sure that, as a shareholder, you understand the process and have the information you will need to make a number of important decisions in the coming weeks.

Attached is a schedule of information and materials you will be receiving concerning your stock ownership and how it will be affected by our proposed initial public offering. The first of these communications, the pre-merger letter and accompanying materials from Marie Paschall, is also enclosed in this package. Please take time to carefully consider this first communication and provide the requested information.

Also, please be aware of the following important information:

o The current schedule will result in the proposed initial public offering occurring in mid-December. Obviously, there can be no guarantees this schedule will remain in place.

o If the current schedule remains in place, the proposed tender offer will occur during the annual stock exercise period. If so, it could result in the stock-for-stock exchange and internal market features being unavailable during this period due to SEC restrictions.

o If the stock-for-stock exchange and internal market features are unavailable, the deferred payment program will be enhanced to provide 90% financing on all installments that will expire at the end of this exercise period. You will receive further information on this in future mailings.

Because of the nature of these transactions, we encourage you to discuss the material you receive with your tax advisor, where appropriate. References to tax treatment in the enclosed document are based on U. S. tax law. In the meantime, if you have any questions, please call First Union National Bank Shareholder Services at 1-888-966-9637, Monday through Friday, 9:00 a.m. to 5:00 p.m. EST. To assist us throughout this process, the dedicated representatives for our account are Kathy Biddle and Peggy Romanelli.

Sincerely,


/s/ Brian G. Mulvaney



Brian G. Mulvaney

Enclosures

--------------------------------------------------------------------------------
Our company and certain other persons described below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include our company's directors and executive officers. A list of the names of our company's directors and executive officers is contained in our joint proxy statement/prospectus contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov). As of the date of this communication, none of the foregoing participants, other than Mr. Neubauer and certain entities affiliated with Mr. Neubauer, individually beneficially owns in excess of 5% of our company's common stock. Except as disclosed above and in our company's joint proxy statement/prospectus contained in the Registration Statement on Form S-4 and other documents filed with the SEC including Mr. Neubauer's Schedule 13D relating to ARAMARK common stock, to the knowledge of our company, none of the directors or executive officers of our company has any material interest, direct or indirect, by security holdings or otherwise, in the proposed merger.

More detailed information pertaining to our company's proposals will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 relating to the proposed merger and the Schedule TO relating to the proposed tender offer. Shareholders are urged to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about our company, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about our company can also be obtained, without charge, by directing a request to ARAMARK, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, Attention: Office of the Corporate Secretary.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

--------------------------------------------------------------------------------

Name

Add1
Add2
Add3

City, State Zip

Dear Nickname:

ARAMARK has filed Registration Statements with the Securities and Exchange Commission regarding a merger and an Initial Public Offering. If these transactions are completed, your ARAMARK stock will convert to a new ARAMARK Class A common stock.

You should make your decision whether or not to vote for the merger and related transactions only after you have received and read the proxy statement, which we will be mailing to you. We are providing you with some current information about your account, so that you can plan ahead in the event the merger and public offering take place.

Enclosed are:
        o   Shares Owned Report,
        o   Lost Certificate Affidavit,
        o   Collateral Swap Form and Instructions,
        o   Change of Address/E-mail Notification card and return envelope.

What is the Shares Owned Report?
The enclosed "Shares Owned Report" gives you a snapshot of the stock you own in your account as of November 14, 2001, i.e., before the effect of the proposed transactions. If you own stock that is registered in a different name, you will receive a separate report and communication regarding those shares. On the back of each page, you will find a description ("Legend") of the terms used.

If the merger and IPO occur, you will receive an updated Shares Owned Report reflecting the effect of the merger on your ARAMARK stock portfolio. Also, the Board has approved a tender offer that is further described in the Registration Statement. You will be notified of the tender offer's specific terms and offer price and given instructions in a separate mailing.

How many shares will I be able to sell in the tender offer?
What about after the tender offer?

As specified in the Registration Statements, the company may offer to purchase up to 10%, and possibly as much as 13%, of your new Class A shares in the tender offer. After completion of the tender offer, the remaining Class A shares owned by you will be subject to sales restrictions over a period of 180, 360, and 540 days, from the effective date of the public offering.

How can I use this Report's information?
If a tender offer occurs and If you decide to sell shares, you will need to identify which shares you wish to sell. Even though the enclosed Report reflects the status of your account on a pre-merger basis, you can use this information to prepare for the possible tender offer by:

o Reviewing the tax basis and planning for taxes you may need to pay on the sale of your stock in the tender offer;

o Swapping shares held as collateral for loans in order to minimize the taxes on the sale in the tender offer.

Here is a brief description of some of the items on the Report and why they are important to you in planning ahead:

o Certificated--this indicates whether or not a physical stock certificate was issued to you.

         If "Yes" and "Pledge to" field is blank, you should have a physical stock certificate in your possession. If the "Pledge to" field identifies the name of your lender and the Certificated field indicates "Yes", your lender is in possession of the physical stock certificate.

         If "No", you were not issued a physical stock certificate. These shares are "uncertificated" and held in book entry form on ARAMARK's stock administration system.

Adjusted Tax Basis-- This is our estimate of your tax basis on the shares you currently own. At the time you sell shares you own, you will be responsible for tax on the difference ("gain") between the estimated adjusted tax basis and the price in effect at the time of the sale (i.e., the price of the Tender Offer).

Why is the tax basis important to me?

     Note: All references to tax treatment in this letter pertain to U.S. taxes. If you live outside the U. S., please consult your personal tax advisor about your country's specific tax rules and regulations.

In general, most sellers may find it advantageous to sell the stock that has the highest tax basis in order to minimize the taxable "gain" at the time of sale and corresponding tax obligation.

Taxable `Gain' Calculation Example:
All figures shown here are for example purposes only. Assume:

------------------------------------------------------------------------------------------------
                                   Taxable Gain Calculation
------------------------------------------------------------------------------------------------
          1                      2                        3                        4
------------------------------------------------------------------------------------------------
                                                                              Taxable Gain
        CERT #               Tax Basis                 Sale Price               Per Share
                                                       Per Share              Col 3 - Col 2
------------------------------------------------------------------------------------------------
          1                        $9.00                $20.00                   $11.00
------------------------------------------------------------------------------------------------
          2                       $12.00                $20.00                    $8.00
------------------------------------------------------------------------------------------------


This stockholder might prefer to sell the shares represented by Certificate #2, as she will then have a lower taxable gain at the time of sale.

     A note on taxes: Because everyone's personal and financial situation is different, you should consult with a professional tax advisor before selling stock and before deciding which stock to sell.



                                                                      Page2

What are Pledged Shares?
The Shares Owned Report indicates if any of your shares are pledged (meaning they are being held as collateral due to a Deferred Payment Obligation or a bank loan) and if so, the lender to whom they are pledged.

If you wish to sell pledged shares, you must apply the proceeds to pay off or pay down the deferred payment obligation or bank loan associated with the shares sold or request a collateral swap. If, in addition to the pledged shares, you have shares that are not pledged and do not wish to payoff the deferred payment obligation or bank loan, you may ask your lender to consider a "collateral swap."

What is a Collateral Swap?

In a "collateral swap," you request and your lender agrees to replace shares currently held as collateral with shares you own that are not used as collateral for any other obligation or loan. This transaction is completed on a share-for-share basis. If the lender agrees to the swap, no loan payoff is triggered since the shares you wish to sell would no longer be pledged. You MUST complete a Collateral Swap Form and submit it to ARAMARK as soon as possible prior to the merger. If you are interested in swapping collateral, you should first consult your tax advisor to determine if this transaction is appropriate for you.

If the shares are pledged to ARAMARK, ARAMARK CD, ARAMARK-PNC, First Union National Bank or Wachovia Bank, you do not need to contact the lender. These lenders have pre-approved any collateral swaps as long as it is on a share-for-share basis.

If your lender is a financial institution other than those previously listed, your lender MUST authorize the swap by issuing a letter on their company's letterhead authorizing the swap. The letter MUST be attached to your completed Collateral Swap form.

Generally, you would want to consider swapping shares with a lower Adjusted Tax Basis for shares with a higher Adjusted Tax Basis, with the intent to sell those higher tax basis shares. Please see the example below.

Collateral Swap Example:

Expanding upon the previous "Taxable Gain Calculation" example, assume:

o The shares represented by Certificate #2 are pledged and owned for one year.
o    Certificate # 1 and Certificate # 2 each represent 1,000 shares.
o The stockholder wishes to sell 1,000 shares in the tender offer (represents 10% of account).

Generally, the stockholder will find it more advantageous from a tax standpoint to sell the shares from Certificate #2. They have a higher tax basis and therefore, a lower taxable gain, as explained above. However, sale of pledged shares may require immediate repayment of the loan.

So, the stockholder may choose to "swap collateral" i.e., request the release of the 1,000 shares the lender holds (Certificate #2) in return for the 1,000 shares that are not currently pledged (Certificate #1). After the swap, the lender would hold Certificate #1 (which would now be pledged), and the stockholder would take possession of Certificate # 2 (which is no longer pledged). In this way, the stockholder can gain the advantage of selling shares with a higher tax basis, without triggering an immediate loan repayment.



                                                                      Page3

This collateral swap example is depicted in the table below:


-----------------------------------------------------------------------------------------------------------------------
                                               Collateral Swap Example
-----------------------------------------------------------------------------------------------------------------------
    1          2            3              4            5             6                7                   8
-----------------------------------------------------------------------------------------------------------------------

                                        Taxable                    Shares           Pledge               Pledge
                                         Gain         Number       Swapped          Cert #               Cert #
  CERT     Tax Basis   Sale Price      Per Share        of           as             Before               After
    #                   Per Share    Col 3 - Col 2    Shares     Collateral     Collateral Swap     Collateral Swap
-----------------------------------------------------------------------------------------------------------------------
    1         $9.00      $20.00           $11.00       1,000        1,000      Not Pledged        Pledged
-----------------------------------------------------------------------------------------------------------------------
    2        $12.00      $20.00            $8.00       1,000        1,000      Pledged            Not Pledged
-----------------------------------------------------------------------------------------------------------------------

How can I access the Shareholder Services Online (SSO) website?

o Holder ID--You will need the Holder ID at the top right of the Shares Owned Report, plus your personal identification number (PIN). In a few days, you will receive a PIN by mail that you can use in conjunction with your Holder ID to enter the SSO site at:

                  http://sso.thestarnet.com/sms/

o After receiving your PIN, if you have any difficulty accessing the SSO site, contact Shareholder Customer Service at First Union National Bank:
     1-888-966-9637, Monday through Friday, 9 a.m. to 5 p.m. ET. o To ensure security, NEW PINS have been issued.

o Look for more information soon on how the SSO website is being expanded to help you manage your stock account and conduct various transactions.

Should I complete the Change of Address and E-mail Notification card?

Yes. In order for communications regarding your stock to reach you, we MUST have your correct mailing address on file. From time to time, we may send information to you by e-mail. Therefore, we are also building a database of e-mail addresses.

Even if your mailing address has not changed, we ask that you complete the card for each stock account (if you have more than one) and submit it to us with your current office and home telephone numbers and e-mail addresses. Alternatively, you can enter this information yourself through the Shareholder Services Online
(SSO) website.

What do I need to do now?

1. Complete and submit the Change of Address/E-Mail Notification card, or enter the information on the SSO website.
2.   Review the Shares Owned Report.
3. Locate your stock certificates (if applicable) or submit a Lost Certificate Application (if your stock certificate is lost and you wish to use those certificates in a collateral swap.
4.   Consider which shares you may wish to sell in the event of a tender offer.
5. Consider if you wish to swap collateral (Collateral Swap Request Form is enclosed).
6.   Consult a tax advisor.



                                                                      Page4

If you have any questions, please call First Union National Bank Shareholder Services at 1-888-966-9637, Monday through Friday, 9 a.m. to 5 p.m. ET. To assist us throughout this process, the dedicated representatives for our account are Kathy Biddle and Peggy Romanelli. Thank you.

Sincerely,

/s/ Marie E. Paschall

Marie E. Paschall
Manager, Shareholder Relations

--------------------------------------------------------------------------------
Our company and certain other persons described below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include our company's directors and executive officers. A list of the names of our company's directors and executive officers is contained in our joint proxy statement/prospectus contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov). As of the date of this communication, none of the foregoing participants, other than Mr. Neubauer and certain entities affiliated with Mr. Neubauer, individually beneficially owns in excess of 5% of our company's common stock. Except as disclosed above and in our company's joint proxy statement/prospectus contained in the Registration Statement on Form S-4 and other documents filed with the SEC including Mr. Neubauer's Schedule 13D relating to ARAMARK common stock, to the knowledge of our company, none of the directors or executive officers of our company has any material interest, direct or indirect, by security holdings or otherwise, in the proposed merger.

More detailed information pertaining to our company's proposals will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 relating to the proposed merger and the Schedule TO relating to the proposed tender offer. Shareholders are urged to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about our company, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about our company can also be obtained, without charge, by directing a request to ARAMARK, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, Attention: Office of the Corporate Secretary.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

--------------------------------------------------------------------------------

                                                                      Page5

[ARAMARK LOGO]

--------------------------------------------------------------------------------
Communications Timeline


Communication                                                 Description                            Timeframe
----------------------------------------------------------------------------------------------------------------------

Proxy Statement and Proxy                  You will be asked to vote on a number of                 November 19
                                           proposals.
----------------------------------------------------------------------------------------------------------------------

Shareholder Services Online (SSO) and      You will receive your new personal                       November 28
PIN Mailing                                identification number (PIN), steps on how to
                                           access the online system and information on its
                                           new features.
----------------------------------------------------------------------------------------------------------------------

Annual Stock Exercise Mailing              Employees holding exercisable grants under the              Early
                                           Stock Purchase Opportunity Program will receive           December
                                           information regarding this year's annual
                                           exercise period.
----------------------------------------------------------------------------------------------------------------------

Shares Owned Report or Statement of        These reports reflect any new activity to your        November 2001 and
Stock Ownership                            account such as, Merger, Exercise, Tender Offer         February 2002
                                           Participation, etc.  An updated report will be
                                           mailed to you shortly after each transaction
                                           takes place.
----------------------------------------------------------------------------------------------------------------------

Tender Offer Mailing                       If the IPO takes place, you will receive                     Mid
                                           materials that will help you participate in the           December
                                           Tender Offer.
----------------------------------------------------------------------------------------------------------------------

Tender Offer Payment                       A check will be mailed to you representing the              Late
                                           net proceeds from your tender offer transaction.        January 2002
----------------------------------------------------------------------------------------------------------------------

                                                             ARAMARK Corporation
                                                    Collateral Swap Request Form


    Tax Identification #:
                          ----------------------------
              Account ID:
                          ----------------------------
            Registration:
                          ------------------------------------------------------

If the name in the Pledge To column of the Shares Owned Report is other than ARAMARK, ARAMARK-CD, ARAMARK-PNC, First Union or Wachovia, you must provide ARAMARK with satisfactory, specific written instructions from the lending institution evidencing its approval of this collateral swap transaction.

--------------------------------------------------------------------------------

If you wish to swap shares but do not want ARAMARK Corporation to select the shares to be swapped on your behalf, please complete this section.

================================================================================


Please release the pledge on the following shares:


         Certificate Number                         # of Shares                                       Lender Name
----------------------------------    -------------------------------------    -----------------------------------------------------


----------------------------------    -------------------------------------    -----------------------------------------------------


----------------------------------    -------------------------------------    -----------------------------------------------------


----------------------------------    -------------------------------------    -----------------------------------------------------


----------------------------------    -------------------------------------    -----------------------------------------------------

      Total # of Shares Released:
                                      -------------------------------------


Please release the pledge on the following shares:


                                             # of Shares             # of Shares
         Certificate Number                 (from Report)          (to be pledged)                         Lender Name
-----------------------------------     --------------------    --------------------    --------------------------------------------


-----------------------------------     --------------------    --------------------    --------------------------------------------


-----------------------------------     --------------------    --------------------    --------------------------------------------


-----------------------------------     --------------------    --------------------    --------------------------------------------


-----------------------------------     --------------------    --------------------    --------------------------------------------
                                                                                        *# of Shares Pledged MUST equal # of Shares
                                 Total # of Shares Pledged:                             Released in Total and per Bank.
                                                                --------------------


--------------------------------------------------------------------------------

If you wish ARAMARK Corporation to identify those shares which are pledged and have a higher Adjusted Tax Basis (according to ARAMARK's f records) than unpledged shares and "swap" them, please check the box below and sign the authorization line as the registered owner(s) o the shares to be swapped.

--------------------------------------------------------------------------------

[_] I authorize ARAMARK Corporation to identify those shares which are pledged and have a higher Adjusted Tax Basis (according to ARAMARK's records) than unpledged shares and "swap" them.

--------------------------------------------------------------------------------

I (we) have completed this form and authorize ARAMARK Corporation to complete the transaction as instructed. I (we) understand and acknowledge that ARAMARK Corporation cannot assure me (us) that my (our) actual tax basis is as reflected in ARAMARK's records or that swapping shares will have a beneficial tax effect for me (us). I (we) hold harmless ARAMARK Corporation and it's employees and agents from the tax and other consequences of the collateral swap.

--------------------------------------------------------------------------------
Signature(s)                                                    Date


------------------------                              -------------------------
Work E-mail Address                                         Home E-mail Address


------------------------                              -------------------------
Home Telephone #                                               Work Telephone #

                               ARAMARK Corporation
                          Collateral Swap Request Form
                                  INSTRUCTIONS

A collateral swap is an exchange of shares which are pledged, on a share-for-share basis, with shares that are not currently pledged. The swap does not change the total number of shares you own or the total number of shares that are pledged. Since different shares may have different tax bases, a swap may affect taxes payable if you sell any shares. You may want to consider swapping shares if you intend to sell shares in the proposed Tender Offer.

[X] If you wish to have ARAMARK Corporation identify those shares which are pledged and which have a higher Adjusted Tax Basis (according to ARAMARK's records) than unpledged shares and "swap" them on your behalf, simply check the box on the Collateral Swap Request Form and sign and date where indicated. If you wish to swap shares but do not want ARAMARK Corporation to select the shares to be swapped on your behalf, please follow the instructions listed below. We cannot assure you that your actual tax basis is as reflected in ARAMARK's records or that swapping shares will have a beneficial tax effect for you. You should consult with your tax advisor.

Note: Shares may only be swapped within a single account, you may not swap shares between different accounts without specific written authorization from the lending institution.

--------------------------------------------------------------------------------

The following institutions have pre-authorized collateral swap transactions:
ARAMARK, ARAMARK-CD, ARAMARK-PNC, First Union or Wachovia. If you are requesting a collateral swap involving a lender other than these institutions, you MUST attach a letter from the lender (on their company letterhead) authorizing ARAMARK Corporation to perform the collateral swap.

Releasing the pledge on certificate(s)
--------------------------------------

"Certificate Number"                Enter the certificate numbers (as
                                    shown on the stock certificates or Shares
                                    Owned Report) for which you would like the pledge released.

"# of Shares"                       Enter the total # of shares
                                    associated with the corresponding
                                    certificate number and calculate the "Total
                                    # of Shares Released".

"Bank Name"                         Enter the name of the bank to which the
                                    shares are currently pledged (as shown on the Shares Owned Report).

If a physical stock certificate was issued for a pledged certificate (see "Certificated" section of the Shares Owned Report), we will automatically convert the certificate to book receipt ("uncertificated") once the pledge is released.

Pledging certificate(s)
-----------------------


"Certificate Number"                Enter the certificate numbers (as shown on
                                    the stock certificates or Shares Owned
                                    Report) from which you would like to pledge shares.

"# of Shares (from report)"         Enter the total # of shares associated with
                                    the corresponding certificate (as indicated on the Shares Owned Report).

"# of Shares (to be pledged)"       Enter the # of shares you would like to
                                    pledge and calculate the "Total # of Shares
                                    Pledged".

                                    o The "Total # of Shares Pledged" MUST equal
                                      the "Total # of Shares Released".

                                    o The "# of Shares (to be pledged)" may not
                                      equal the number of shares as listed on
                                      the Shares Owned Report. If you do not
                                      need to pledge all of the shares from a
                                      given certificate, we will issue you a new book receipt for the remaining shares.)

"Bank Name"                         Enter the name of the bank to which the
                                    shares are to be pledged.

--------------------------------------------------------------------------------

ALL registered shareholders (as they appear on the stock certificates or Shares Owned Report) MUST sign and date the "Signature(s)" line.

Please send your completed Collateral Swap Form, Certificates and the Letter from your Lender (if applicable) to:

                               ARAMARK Corporation
                               Attn: Jennifer Pachuta
                               1101 Market Street
                               Philadelphia, PA 19107

Once the collateral swap transaction is complete, we will send you an updated Shares Owned Report as confirmation. If you have any questions, please contact First Union Shareholder Services at 1-888-96-OWNER.

                               ARAMARK CORPORATION

              AFFIDAVIT AND AGREEMENT OF STOCKHOLDER TO INDEMNIFY
              ARAMARK CORPORATION UPON ISSUANCE OF NEW CERTIFICATE
              ----------------------------------------------------

State of ________________________
County of ______________________   :

           Deponent hereby agrees to indemnify and hold free and harmless ARAMARK Corporation from and against all manner of loss, damage and liability arising from or by reason of the action of the Company in issuing to me a certificate(s) or receipt number for the following shares of Common stock of the Company in place of the Certificate(s) listed below for the same number of shares issued in my name as follows:



    Certificate                                 Date              No. of             Name(s) in Which
        No.                 Class             of Issue            Shares                  Issued
--------------------    ---------------   -----------------    -------------    ----------------------------





Deponent believes that said certificate(s) has been (lost - destroyed - stolen) because:

--------------------------------------------------------------------------------

           This affidavit is being made to induce ARAMARK Corporation to issue a new or duplicate certificate(s)or receipt number to deponent in place of said certificate(s)

           Deponent further states that he/she is the true, lawful, present and sole owner of such certificate(s), that the certificate(s) was not endorsed, that it has not been pledged, sold, delivered, transferred or assigned, and he/she does hereby agree that in the event of the recovery of any one or more of the certificates at any time, after the issuance of a new certificate or receipt number in place thereof, the deponent will cause the same to be returned to the corporation for cancellation.

Date:                                       ------------------------------------
     ------------------------               (Signature of Stockholder/ Deponent)
     (If shares are jointly registered,
      both parties must sign)                -----------------------------------
                                            (Signature of Stockholder/ Deponent)



Sworn to before me this _______ day of                , 200___.
                                       ---------------

-------------------------------
Notary Public

This Affidavit must be signed exactly as the name(s) appeared on the lost stock certificate(s). Return completed, signed and notarized form to ARAMARK Corporation, Attn: Marie E. Paschall, Manager, Shareholder Relations, 1101 Market Street, Philadelphia, PA USA, 19107. Please call ARAMARK Shareholder Relations at 215-238-3214 if you have any questions.